Exhibit (a)(1)(xvi)

Cerberus Announces Increase in Tender Offer Price to $4.00 and Extends Cash Tender Offer For The Outstanding Shares in BlueLinx Holdings Inc. Not Owned by Its Affiliate

Cerberus ABP Investor LLC (“CAI”), an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), and owner of a 55.37% majority stake in BlueLinx Holdings Inc. (NYSE: BXC) (“BlueLinx” or the “Company”), today announced that CAI and Cerberus have increased the purchase price to be paid in their cash tender offer (the “Offer”) to $4.00 per share for all of the outstanding publicly held shares of BlueLinx not owned by CAI.  CAI and Cerberus have also extended the Offer until midnight, New York City time, on Friday, October 8, 2010.

The increased tender offer price of $4.00 per share represents an increase of 17.6% over the original $3.40 per share tender offer price and a premium of approximately 59.4% to the closing price of $2.51 on July 21, 2010, the last trading day before CAI and Cerberus announced its intention to commence the tender offer.

CAI, Cerberus and the Company have also agreed to enter into a Stockholder Agreement providing that if CAI and Cerberus waive the condition to the Offer that CAI and Cerberus own at least 90% of the shares as a result of the Offer and subsequently accept for payment the tendered shares to complete the Offer, CAI and Cerberus will provide a subsequent offering period of not less than five business days.  Additionally, for so long as there are outstanding publicly held shares of the Company after the completion of the Offer, (i) CAI and Cerberus will use their best efforts to maintain the Company’s status as a public reporting company or voluntarily make reports pursuant to the Exchange Act and maintain listing of the shares on the NYSE, NASDAQ Global Select Market or the OTCQX and (ii) CAI and Cerberus will obtain the approval or recommendation of a committee of independent directors of the Company prior to the consummation of any open market purchases or other transactions (other than a short-form merger) to acquire all of the remaining publicly traded shares of the Company.

The decision to increase the offer price and agreement to enter into the Stockholder Agreement follows discussions between CAI and Cerberus and the special committee of the board of directors of BlueLinx formed to consider the tender offer.  CAI and Cerberus expect that the special committee will recommend that the stockholders of BlueLinx accept the tender offer and tender their shares pursuant to the Offer.

BlueLinx stockholders who have already tendered their shares will receive the benefit of the $4.00 per share price and need not take any action in order to do so.

CAI and Cerberus will amend their Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Securities and Exchange Commission (the “SEC”) and will disseminate a supplement to the offer to purchase to BlueLinx stockholders.  CAI and Cerberus further expect that the special committee of BlueLinx will amend its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC to advise stockholders of the special committee’s position with respect to the increased tender offer price of $4.00 per share.

The Offer is at a price of $4.00 per share in cash and upon the other terms and conditions set forth in the Offer to Purchase, dated August 2, 2010, as supplemented by the supplement to the offer to purchase dated August 19, 2010 and the second supplement to the offer to purchase filed on September 22, 2010 and amended by Amendment No. 1, dated August 13, 2010, Amendment No. 2, dated August 19, 2010, Amendment No. 3, dated August 26, 2010, Amendment No. 4, dated September 1, 2010, Amendment No. 5, dated September 10, 2010 and Amendment No. 6, dated September 17, 2010 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the SEC.

The depositary for the Offer has informed CAI and Cerberus that, as of 5:00 p.m. on Wednesday, September 22, 2010, approximately 706,875 shares have been tendered and not withdrawn.

Additional Information and Where to Find It

BlueLinx stockholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase, as amended and supplemented, and any other documents relating to the tender offer that are filed with the SEC because they contain important information. BlueLinx stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting BofA Merrill Lynch, the Dealer Manager for the Offer, at (888) 803-9655.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. along with its affiliates, is one of the world’s leading private investment firms with approximately $23 billion under management.  Through its team of investment and operations professionals, Cerberus specializes in providing both financial resources and operational expertise to help transform undervalued companies into industry leaders for long-term success and value creation.  Cerberus is headquartered in New York City with affiliate and/or advisory offices in the United States, Europe, the Middle East and Asia.